UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*
Marti Technologies, Inc. (f/k/a Galata Acquisition Corp.)
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

573134 103
(CUSIP Number)
Daniel Freifeld
c/o Galata Acquisition Sponsor, LLC
2001 S Street NW, Suite 320
Washington, DC 20009
Telephone Number: (202) 866-0901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Galata Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,578,750(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,578,750(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,578,750(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.37%(4)
14.	Type of Reporting Person (See Instructions) OO
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes 3,578,750 Class A Ordinary Shares converted, on a one-for-one basis, from Class B Ordinary Shares of the Issuer in connection with the consummation of the transactions contemplated by the Business Combination Agreement (as defined below).

(3)
Excludes 7,250,000 Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

(4)	The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023.

1.	Names of Reporting Persons. Farragut Square Global Master Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,993,893(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,993,893(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,993,893(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(4)
14.	Type of Reporting Person (See Instructions) PN
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes (a) 3,578,750 Class A Ordinary Shares converted, on a one-for-one basis, from Class B Ordinary Shares of the Issuer in connection with the consummation of the transactions contemplated by the Business Combination Agreement and (b) 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation (as defined below), to Farragut LP (as defined below) upon the conversion of the Convertible Notes (as defined below).

(3)
Excludes (a) 7,250,000 Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof and (b) 75,350 Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.

(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023 plus 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons. Farragut Square Global GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,993,893(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,993,893(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,993,893(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(4)
14.	Type of Reporting Person (See Instructions) OO
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes (a) 3,578,750 Class A Ordinary Shares converted, on a one-for-one basis, from Class B Ordinary Shares of the Issuer in connection with the consummation of the transactions contemplated by the Business Combination Agreement and (b) 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

(3)
Excludes (a) 7,250,000 Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof and (b) 75,350 Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.

(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023 plus 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons. Callaway Farragut, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,993,893(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,993,893(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,993,893(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(4)
14.	Type of Reporting Person (See Instructions) OO
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes (a) 3,578,750 Class A Ordinary Shares converted, on a one-for-one basis, from Class B Ordinary Shares of the Issuer in connection with the consummation of the transactions contemplated by the Business Combination Agreement and (b) 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

(3)
Excludes (a) 7,250,000 Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof and (b) 75,350 Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.

(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023 plus 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

1.	Names of Reporting Persons. Daniel Freifeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,993,893(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,993,893(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,993,893(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(4)
14.	Type of Reporting Person (See Instructions) IN
(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes (a) 3,578,750 Class A Ordinary Shares converted, on a one-for-one basis, from Class B Ordinary Shares of the Issuer in connection with the consummation of the transactions contemplated by the Business Combination Agreement and (b) 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

(3)
Excludes (a) 7,250,000 Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof and (b) 75,350 Class A Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the Beneficial Ownership Limitation.

(4)
The percentage reported in this Schedule 13D is based upon 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023 plus 1,415,143 Class A Ordinary Shares issuable, but not in excess of the Beneficial Ownership Limitation, to Farragut LP upon the conversion of the Convertible Notes.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Marti Technologies, Inc. (f/k/a Galata Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

Item 2.	Identity and Background

(a)
This Schedule 13D is filed on behalf of Galata Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Farragut Square Global Master Fund, LP, a Cayman Islands exempted limited partnership (“Farragut LP”), Farragut Square Global GP, LLC, a Delaware limited liability company (“Farragut GP”), Callaway Farragut, LLC, a Delaware limited liability company (“Callaway LLC”), and Daniel Freifeld (“Mr. Freifeld”). Farragut LP is the managing member of the Sponsor. Farragut GP is the general partner of Farragut LP. Callaway LLC is the managing member of Farragut GP. Mr. Freifeld is the managing member of Callaway LLC. Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons” in this Schedule 13D.

This Schedule 13D relates to (i) Class A Ordinary Shares of the Issuer, which were issued in exchange for the Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of the Issuer originally issued to the Sponsor pursuant to that certain Securities Purchase Agreement, dated as of March 18, 2021, by and between the Issuer and the Sponsor (the “Securities Purchase Agreement”); (ii) Class A Ordinary Shares underlying private placement warrants exercisable on a one-to-one basis (the “Private Placement Warrants”) pursuant to the Private Placement Warrant Purchase Agreement, dated as of July 8, 2021, by and between the Issuer and the Sponsor (the “Private Placement Warrant Purchase Agreement”); and (iii) Class A Ordinary Shares underlying convertible notes (the “Convertible Notes”) issued pursuant to that certain First Amended and Restated Convertible Note Subscription Agreement, dated as of December 9, 2022, by and between Marti Technologies I Inc. (f/k/a Marti Technologies Inc.), a Delaware corporation and direct, wholly-owned subsidiary of the Issuer (“Marti”), and Farragut LP (as amended, the “Pre-Fund Subscription Agreement”).

(b)	The address of the principal business and principal office of each of the Reporting Persons is 2001 S Street NW, Suite 320 Washington, DC 20009.

(c)	The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The Sponsor is a Delaware limited liability company. Farragut LP is a Cayman Islands exempted limited partnership. Farragut GP is a Delaware limited liability company. Callaway LLC is a Delaware limited liability company. Mr. Freifeld is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The Sponsor acquired the Class B Ordinary Shares, the Private Placement Warrants and the Convertible Notes in exchange for cash consideration in the amount of $25,000, $7,250,000 and $15,000,000, respectively. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction
The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
The Reporting Persons purchased the Class A Ordinary Shares and/or the right to acquire the Class A Ordinary Shares, as applicable, discussed below for investment purposes.

Class A Ordinary Shares

In connection with the organization of the Issuer, the Sponsor purchased 3,593,750 Class B Ordinary Shares pursuant to the Securities Purchase Agreement. On May 14, 2021, the Sponsor transferred and assigned 15,000 Class B Ordinary Shares to Gala Investments, LLC, a Delaware limited liability company (“Gala”) controlled by an advisor to the Issuer. As described in the Issuer’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2023, immediately before the Effective Time of the merger (as defined in the Proxy Statement/Prospectus), the Class B Ordinary Shares converted, on a one-for-one basis, into Class A Ordinary Shares of the Issuer. The Sponsor holds 3,578,750 Class A Ordinary Shares as a result of such conversion. The summary of such Securities Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 1.

Private Placement Warrants

In connection with the Issuer’s initial public offering, pursuant to the Private Placement Warrant Purchase Agreement, the Sponsor acquired 6,500,000 Private Placement Warrants at a price of $1.00 per warrant. On July 15, 2021, in connection with the closing of the underwriters’ over-allotment option, the Sponsor acquired an additional 750,000 Private Placement Warrants at a price of $1.00 per warrant. The Sponsor holds an aggregate of 7,250,000 Private Placement Warrants, each exercisable for one Class A Ordinary Share at a price of $11.50 per share. The summary of such Private Placement Warrant Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 2.

Convertible Notes

In connection with that certain Business Combination Agreement, dated July 29, 2022, by and among the Issuer, Galata Merger Sub Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Issuer, and Marti (as amended, the “Business Combination Agreement”), Farragut LP and Marti entered into the Pre-Fund Subscription Agreement, pursuant to which Farragut LP agreed to subscribe for and purchase $10,000,000 in unsecured convertible promissory notes (the “Pre-Fund Notes”) from Marti. On April 26, 2023, Farragut LP agreed to subscribe for and purchase an additional $5,000,000 in Pre-Fund Notes. Pursuant to the terms of the Pre-Fund Subscription Agreement and in connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Pre-Fund Notes converted into convertible notes of the Issuer, which are convertible into Class A Ordinary Shares (the “Convertible Notes”), pursuant to the terms of the indenture (the “Indenture”). Pursuant to the Indenture, Farragut LP's ability to convert the Convertible Notes into Class A Ordinary Shares is subject to an initial beneficial ownership limitation of 9.99% (the “Beneficial Ownership Limitation”), which may be increased or decreased by Farragut LP upon notice to the Issuer, the trustee, and the conversion agent, provided that in no event shall the Beneficial Ownership Limitation exceed 19.99%. As of July 10, 2023, Farragut LP holds an aggregate principal amount of $16,395,421 in Convertible Notes. The summary of such Pre-Fund Subscription Agreement and the form of Indenture contained herein is qualified in its entirety by reference to the full text of such agreement, copies of which are attached hereto as Exhibit 3 and Exhibit 4.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Ordinary Shares at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the Class A Ordinary Shares; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. The Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. The Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Class A Ordinary Shares; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional Class A Ordinary Shares or dispose of some or all of the Class A Ordinary Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5	Interest in Securities of the Issuer
(a)
The aggregate number and percentage Class A Ordinary Shares beneficially owned by the Reporting Persons is based on 48,574,596 Class A Ordinary Shares outstanding as of July 13, 2023 plus, with respect to Farragut LP, Farragut GP, Callaway LLC, and Mr. Freifeld, Class A Ordinary Shares underlying the Convertible Notes, as is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Class A Ordinary Shares received or receivable in respect of: (i) 3,578,750 Class B Ordinary Shares; and (ii), with respect to Farragut LP, Farragut GP, Callaway LLC, and Mr. Freifeld, Class A Ordinary Shares underlying an aggregate principal amount of $16,395,421 in Convertible Notes, subject to the Beneficial Ownership Limitation (as defined above).

(b)
The amounts of Class A Ordinary Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)
Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Ordinary Shares during the past 60 days.

(d)
Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Ordinary Shares of the Issuer reported by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Letter Agreement

In connection with the Issuer’s initial public offering, the Sponsor entered into a  Letter Agreement with the Issuer. Pursuant to the terms of the Letter Agreement, among other things, the Sponsor agreed to certain restrictions with respect to the transfer of Issuer securities (the “Lock-Up Restrictions”). On May 1, 2023, the Sponsor and the Issuer entered into Amendment No. 1 to the Letter Agreement (the “Letter Agreement Amendment”) with the Issuer. Pursuant to the terms of the Letter Agreement Amendment, the Issuer and the Sponsor agreed to remove the applicable Lock-Up Restrictions from the Letter Agreement. The summary of such Letter Agreement contained herein is qualified in its entirety by reference to the full text of such Letter Agreement and the form of Letter Agreement Amendment, copies of which is attached hereto as Exhibit 5 and Exhibit 6, respectively.

Founders Stock Letter

In connection with the Business Combination Agreement, the Sponsor and Gala (the “Founder Shareholders”) entered into a letter agreement (the “Founders Stock Letter”) with the Issuer and Marti pursuant to which, among other things, the Founder Shareholders agreed to (a) effective upon the closing of the merger, waive their anti-dilution rights set forth in the articles of association, (b) vote all Class B Ordinary Shares held by them in favor of the adoption and approval of the Business Combination Agreement and (c) not to redeem, elect to redeem or tender or submit any of their shares for redemption in connection with the Business Combination Agreement. The summary of such Founders Stock Letter contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 7.

Investor Rights Agreement

In connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Issuer, the Sponsor, Alper Oktem and Cankut Durgun (the “Founders”), and the other parties named therein (the “Holders”) entered into that certain Investor Rights Agreement, dated July 10, 2023 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, each of Callaway Capital Management, LLC, a Delaware limited liability company and affiliate of Mr. Freifeld (“Callaway Capital”), (on behalf of the Sponsor) and the Founders, severally and not jointly, agreed with the Issuer and the Holders to take all necessary action to cause (x) the board of directors of the Issuer (the “Board”) to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway Capital (on behalf of the Sponsor). Each of Callaway Capital and the Founders, severally and not jointly, agreed with the Issuer and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms. The summary of such Investor Rights Agreement contained herein is qualified in its entirety by reference to the form of Investor Rights Agreement, a copy of which is attached hereto as Exhibit 8.

Joint Filing Agreement

In connection with this Schedule 13D, the Registered Persons entered into the Joint Filing Agreement, dated July 20, 2023, a copy of which is attached hereto as Exhibit 9.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as Exhibits:

Exhibit Number	Description
1
Securities Purchase Agreement, dated March 18, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on April 2, 2021).

2
Private Placement Warrant Purchase Agreement, dated July 8, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).

3
Pre-Fund Subscription Agreement, dated December 9, 2022, by and among Marti and Farragut LP (incorporated by reference to Annex C to the Issuer’s Proxy Statement/Prospectus filed with the SEC on June 22, 2023)

4	Form of Indenture (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 20-F filed with the SEC on July 14, 2023).
5	Letter Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).
6	Form of Letter Agreement Amendment (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
7
Founders Stock Letter, dated as of July 29, 2022, by and among the Issuer, the Sponsor, and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

8	Form of Investor Rights Agreement. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
9	Joint Filing Agreement, dated July 20, 2023.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 20, 2023
Galata Acquisition Sponsor, LLC

By: Farragut Square Global Master Fund, LP, its managing member

By: Farragut Square Global GP, LLC, its general partner

By: Callaway Farragut, LLC, its managing member

By: /s/ Daniel Freifeld
Name: Daniel Freifeld
Title: Managing Member

Dated: July 20, 2023
Farragut Square Global Master Fund, LP

By: Farragut Square Global GP, LLC, its general partner

By: Callaway Farragut, LLC, its managing member

By: /s/ Daniel Freifeld
Name: Daniel Freifeld
Title: Managing Member

Dated: July 20, 2023	Farragut Square Global GP, LLC By: Callaway Farragut, LLC, its managing member By: /s/ Daniel Freifeld Name: Daniel Freifeld Title: Managing Member
Dated: July 20, 2023	Callaway Farragut, LLC By: /s/ Daniel Freifeld Name: Daniel Freifeld Title: Managing Member
Dated: July 20, 2023	Daniel Freifeld /s/ Daniel Freifeld